Filing by Vanguard Baillie Gifford Global Positive Impact Stock Fund (SEC File No. 811-58431) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6 under the Securities Act of 1934 Subject Company: Baillie Gifford Positive Change Equities Fund

Investment Company Act File Number of Subject Company: 811-10145

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[Date of First Use] 05/23/2022

[Date of Last Use] 08/23/2022

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Subject: Important information regarding the planned reorganization of Baillie Gifford Positive Changes Equities Fund into Vanguard Baillie Gifford Global Positive Impact Stock Fund

#FirstName#,

We recently registered Vanguard Baillie Gifford Global Positive Impact Stock Fund (Investor Shares: VBPIX, CUSIP: 92205M408), which seeks capital appreciation with an emphasis on investing in businesses that deliver positive change by contributing toward a more sustainable and inclusive world. The fund's required investment minimum is $3,0001 and the estimated expense ratio is 0.59%. The fund is not yet available for investment.

As previously announced, this fund will seek to adopt the existing Baillie Gifford Positive Change Equities Fund, contingent upon receiving shareholder approval. Baillie Gifford is proxying its fund's shareholders and, assuming approval is granted, we anticipate the reorganization will be accomplished by July 2022. Vanguard expects to make the reorganized fund available for public investment on or about July 18, 2022. Additional details on the fund can be found in our original announcement here.

Ahead of the pending fund reorganization, Vanguard representatives will soon contact affected clients regarding the transfer Baillie Gifford Positive Change Equities Fund shareholder accounts onto Vanguard's platform. Vanguard representatives will provide details on the reorganization and solicit information to enable the setup of receiving shareholder accounts, should the reorganization be approved. All client accounts will be transferred if the reorganization is approved unless the client redeems their position prior to the reorganization.

Key dates*

On or about June 1,	Vanguard will begin to establish receiving accounts in preparation for the
2022	transfer of Baillie Gifford Positive Change Equities Fund shareholder accounts onto Vanguard's platform.
On or about July 15,	Upon approval from the shareholders of the Baillie Gifford Positive Change
2022	Equities Fund, the assets and liabilities of the Baillie Gifford Fund will be transferred to the Vanguard Baillie Gifford Global Positive Impact Stock Fund.
On or about July 18,	Vanguard Baillie Gifford Global Positive Impact Stock Fund will open to new
2022	investors.
On or about July 19,	The reorganization will be posted and viewable to clients.
2022

1The fund's investment minimum will be waived for clients investing through financial intermediaries and institutional clients.

*All key dates noted above are subject to change and will be completed on or about the listed date.

Additional details can be found in this Q&A.  If you have any questions, please don't hesitate to contact me.

#VGI_Name# #VGI_Title#

Phone: #VGI_Phone#, Ext. #VGI_EXT#

_____________________________________________________________

Legal notices

The registration statement relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the Vanguard Fund) has been filed with the Securities and Exchange Commission (SEC) in connection with the proposed reorganization of the Baillie Gifford Positive Change Equities Fund into the Vanguard Fund; however, the Vanguard Fund will not be available for purchase until the closing of the reorganization which, if approved by shareholders of the Baillie Gifford Global Positive Impact Stock Fund, is expected to occur on or about July 18, 2022.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information

In connection with the proposed reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety, because it will contain important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov [sec.gov]. Copies of all of these documents also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest. Diversification does not ensure a profit or protect against a loss.

ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider's assessment of a company, based on the company's level of involvement in a particular industry or the index provider's own ESG criteria, may differ from that of other funds or of the advisor's or an investor's assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider's proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.

Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.

CGS identifiers have been provided by CUSIP Global Services, managed on behalf of the American Bankers Association by Standard & Poor's Financial Services, LLC, and are not for use or dissemination in a manner that would serve as a substitute for any CUSIP service. The CUSIP Database, © 2022 American Bankers Association. "CUSIP" is a registered trademark of the American Bankers Association.

For financial advisors only. Not for public distribution.

© 2022 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor. | Privacy statement:

 http://www.vanguard.com/finadvprivacystmt

100 Vanguard Boulevard | Malvern, PA 19355-2331 | advisors.vanguard.com

FAS Push Email

[Date of First Use] 05/23/2022

[Date of Last Use] 08/23/2022

[Subject Line]

Important information regarding pending fund reorganization

[Preheader]

Fund reorganization expected July 2022

[Headline]

Important information regarding pending fund reorganization

[Body]

Vanguard recently registered Vanguard Baillie Gifford Global Positive Impact Stock Fund (Investor Shares: VBPIX, CUSIP: 92205M408), which seeks capital appreciation with an emphasis on investing in businesses that deliver positive change by contributing toward a more sustainable and inclusive world. The fund's required investment minimum is $3,0001 and the estimated expense ratio is 0.59%. The fund is not yet available for investment. As previously announced, this new fund will seek to adopt the existing Baillie Gifford Positive Change Equities Fund, contingent upon receiving shareholder approval.

Baillie Gifford is proxying its fund's shareholders and, assuming approval is granted, we anticipate the reorganization will be accomplished by July 2022. Vanguard expects to make the reorganized fund available for public investment on or about July 18, 2022. Additional details on the fund can be found in our original announcement here.

Ahead of the reorganization, Vanguard representatives will soon contact affected clients regarding the transfer of Baillie Gifford Positive Change Equities Fund shareholder accounts onto Vanguard's platform. Vanguard representatives will provide details on the reorganization and solicit information to enable the setup of receiving shareholder accounts, should the reorganization be approved. All client accounts will be transferred if the reorganization is approved unless the client redeems their position prior to the reorganization.

Please contact your Vanguard Relationship Management Team at 800-232-6171 or by email with any questions about this announcement.

1The fund's investment minimum will be waived for clients investing through financial intermediaries and institutional clients.

Legal notices

The registration statement relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the Vanguard Fund) has been filed with the Securities and Exchange Commission (SEC) in connection with the proposed reorganization of the Baillie Gifford Positive Change Equities Fund into the Vanguard Fund; however, the Vanguard Fund will not be available for purchase until the closing of the reorganization which, if approved by shareholders of the Baillie Gifford Global Positive Impact Stock Fund, is expected to occur on or about July 18, 2022.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information

In connection with the proposed reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety, because it will contain important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov  [sec.gov]. Copies of all of these documents also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest. Diversification does not ensure a profit or protect against a loss.

ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider's assessment of a company, based on the company's level of involvement in a particular industry or the index provider's own ESG criteria, may differ from that of other funds or of the advisor's or an investor's assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider's proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.

Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.

CGS identifiers have been provided by CUSIP Global Services, managed on behalf of the American Bankers Association by Standard & Poor's Financial Services, LLC, and are not for use or dissemination in a manner that would serve as a substitute for any CUSIP service. The CUSIP Database, © 2022 American Bankers Association. "CUSIP" is a registered trademark of the American Bankers Association.

For financial advisors only. Not for public distribution.

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If you no longer wish to receive promotional emails related to Vanguard Financial Advisor Services™, please opt out.

Please do not reply to this message to opt out.

© 2022 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor. The material in this message is promotional in nature.

100 Vanguard Boulevard | Malvern, PA 19355-2331 | institutional.vanguard.com

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IIG Send Text

[Date of First Use] 05/23/2022

[Date of Last Use] 08/23/2022

Note to client-facing crew: Use all content between the two bars and complete the fields in red before sending. Do not send to clients before the date of first use or after the date of last use.

Subject: Important information regarding pending fund reorganization

#FirstName#,

We recently registered Vanguard Baillie Gifford Global Positive Impact Stock Fund (Investor Shares: VBPIX), which seeks capital appreciation with an emphasis on investing in businesses that deliver positive change by contributing toward a more sustainable and inclusive world. The fund is not yet available for investment. As previously announced, this fund will seek to adopt the existing Baillie Gifford Positive Change Equities Fund, contingent upon receiving shareholder approval.

Baillie Gifford is proxying its fund's shareholders and, assuming approval is granted, we anticipate the reorganization will be accomplished by July 2022. Vanguard expects to make the reorganized fund available for public investment on or about July 18, 2022. Additional details on the fund can be found in our original announcement here.

Ahead of the reorganization, we will be providing investors with details on the process for transferring Baillie Gifford Positive Change Equities Fund shareholder accounts onto Vanguard's platform. To ensure a seamless transition, we will reach out to you in one of two ways:

•If you have an established relationship with Vanguard, your Vanguard relationship manager will contact you.

•If you are new to Vanguard, a member of our institutional client service team will contact you.

If you have any questions prior to Vanguard contacting you, please don't hesitate to contact either your Vanguard relationship manager or institutional_investors@vanguard.com.

#VGI_Name# #VGI_Title#

Phone: #VGI_Phone#, Ext. #VGI_EXT#

_____________________________________________________________

Legal notices

The registration statement relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the Vanguard Fund) has been filed with the Securities and Exchange Commission (SEC) in connection with the proposed reorganization of the Baillie Gifford Positive Change Equities Fund into the Vanguard Fund; however, the Vanguard Fund will not be available for purchase until the closing of the reorganization which, if approved by shareholders of the Baillie Gifford Global Positive Impact Stock Fund, is expected to occur on or about July 18, 2022.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information

In connection with the proposed reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety, because it will contain important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov  [sec.gov]. Copies of all of these documents also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest. Diversification does not ensure a profit or protect against a loss.

ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider's assessment of a company, based on the company's level of involvement in a particular industry or the index provider's own ESG criteria, may differ from that of other funds or of the advisor's or an investor's assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider's proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.

Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.

For institutional use only. Not for distribution to retail investors.

© 2022 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor. | Privacy statement: http://www.vanguard.com/instlprivacystmt

100 Vanguard Boulevard | Malvern, PA 19355-2331 | institutional.vanguard.com

IIG Push Email

[Date of First Use] 05/23/2022

[Date of Last Use] 08/23/2022

[Subject Line]

Important information regarding pending fund reorganization

[Preheader]

Fund reorganization expected July 2022

[Headline]

Important information regarding pending fund reorganization

[Body]

Vanguard recently registered Vanguard Baillie Gifford Global Positive Impact Stock Fund (Investor Shares: VBPIX), which seeks capital appreciation with an emphasis on investing in businesses that deliver positive change by contributing toward a more sustainable and inclusive world. The fund is not yet available for investment. As previously announced, this fund will seek to adopt the existing Baillie Gifford Positive Change Equities Fund, contingent upon receiving shareholder approval.

Baillie Gifford is proxying its fund's shareholders and, assuming approval is granted, we anticipate the reorganization will be accomplished by July 2022. Vanguard expects to make the reorganized fund available for public investment on or about July 18, 2022. Additional details on the fund can be found in our original announcement here.

Ahead of the reorganization, we will be providing investors with details on the process for transferring Baillie Gifford Positive Change Equities Fund shareholder accounts onto Vanguard's platform. To ensure a seamless transition, we will reach out to you in one of two ways:

•If you have an established relationship with Vanguard, your Vanguard relationship manager will contact you.

•If you are new to Vanguard, a member of our institutional client service team will contact you.

If you have any questions prior to Vanguard contacting you, please don't hesitate to contact either your Vanguard relationship manager or institutional_investors@vanguard.com.

----

Legal notices

The registration statement relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the Vanguard Fund) has been filed with the Securities and Exchange Commission (SEC) in connection with the proposed reorganization of the Baillie Gifford Positive Change Equities Fund into the Vanguard Fund; however, the Vanguard Fund will not be available for purchase until the closing of the reorganization which, if approved by shareholders of the Baillie Gifford Global Positive Impact Stock Fund, is expected to occur on or about July 18, 2022.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information

In connection with the proposed reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety, because it will contain important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov [ SEC.gov ]. Copies of all of these documents also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest. Diversification does not ensure a profit or protect against a loss.

ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider's assessment of a company, based on the company's level of involvement in a particular industry or the index provider's own ESG criteria, may differ from that of other funds or of the advisor's or an investor's assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider's proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.

Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.

For institutional use only. Not for distribution to retail investors.

Email administration

If you do not want to receive emails about investment topics, opt out.

Please do not reply to this message to opt out.

© 2022 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor. The material in this message is promotional in nature.

100 Vanguard Boulevard | Malvern, PA 19355-2331 | institutional.vanguard.com

Privacy statement | Contact us | Home